OMB Number 3235-0287

            U.S. SECURITIES U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

FORM 4             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
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___ Check this box if no longer subject to Section 16. Form 4 for Form 5 obliga-tions may continue. See Instruction 1(b).


1. Name and Address of Reporting Person
     KUTTNER        LUDWIG
     ESTOUTEVILLE FARM
     KEENE     VA   22946

2. Issuer Name and Ticker or Trading Symbol
     HAMPSHIRE GROUP, LIMITED (HAMP)

3. IRS or Social Security number of Reporting Person (Voluntary)
     ###-##-####

4. Statement for Mo./Yr.
     April 1998

5. If Amendment, Date of original (Mo./Yr.)
     -

6. Relationship of Reporting Person to Issuer
     Director / Officer / 10% OWNER
     CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Table 1-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security
     Common Stock, par value $0.10 per share

2. Transaction Date (Mo./Day/Yr.)
     04/01/98
     04/01/98
3. Transaction Code          Code           V
                             ----          ---
                               M
                               F
4. Securities Acquired (A) or Disposed of (D)
     Amount    (A) or (D)    Price
     ------     --------     -----
     36,364         A       $ 9.9000
    (19,200)        D       $18.7500

5. Amount of Securities Beneficially Owned at End of Month
     584,913

6. Ownership Form: Direct (D) or Indirect (I)
     D

7. Nature of Indirect Beneficial Ownership
     -

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of Derivative Security
     a. Common Stock Purchase Plan for Directors and Executives
     b. Company Sponsored 401(k) Plan
     c. Incentive Stock Options (Right to Purchase)
2. Conversion or Exercise Price of Derivative Security
     a.  -
     b.  -
     c.  $9.9000
3. Transaction Date (Mo./Day/Yr.)
     a. -
     b. -
     c. 04/01/98
4. Transaction Code
     Code      V
     ----     ---
   a. -         -
   b. -         -
   c. M         -
5. Number of Derivative Securities Acquired (A) or disposed of (D)
       (A)          (D)
   a.   -            -
   b.   -            -
   c.   -          (36,364)
6. Date Exercisable and Expiration Date (Mo./Day/Yr.)
         Date Exercisable          Expiration Date
         ----------------          ---------------
   a.            -                         -
   b.            -                         -
   c.            -                         -
7. Title and Amount of Underlying Securities
              Title                Amount or Number of Shares
              -----                --------------------------
   a.     Common Stock                  -
   b.     Common Stock                  -
   c.     Common Stock                  -
8. Price of Derivative Security
   a.         -
   b.         -
   c.     $9.9000
9. Number of Derivative Securities Beneficially Owned at End of Month
   a.     102,327
   b.      15,157
   c.     166,136
10.Ownership Form of Derivative Security: Direct (D) or Indirect (I)
   a.     D
   b.     D
   c.     D
11.Nature of Indirect Beneficial Ownership
   a.     (1)
   b.     (2)
   c.     (3)
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Explanation of Responses:
     (1) Right to receive common stock in lieu of executive salary and/or bonus; shares held in trust.
     (2) Shares held by Trustee of Hampshire Group, Limited 401(k)Plan.
     (3) Stock options granted under the Hampshire Group, Limited 1992 Stock Option Plan at an exercise price of $5.8125-$14.5000, exercisable for five years from date of vesting.


/s/  Ludwig Kuttner                               May 1, 1998
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Signature of Reporting Person                     Date